SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item
1.	Free translation of Banco Santander Chile’s balance sheet and financial statements published in “La Segunda” newspaper on April 25, 2003.

ITEM 1

Banco Santander–Chile

Banco Santander – Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT March 31

ASSETS	2003 Ch$ (Millions)	2002 Ch$ (Millions)
CASH AND DUE FROM BANKS	943,352.5	1,181,767.5

LOANS:
Commercial loans	2,792,673.5	3,462,868.6
Foreign trade loans	518,068.2	794,814.5
Consumer loans	729,442.1	690,242.0
Mortgage loans	1,592,732.8	1,612,176.4
Lease contracts	425,248.6	420,466.3
Contingent loans	678,360.4	692,908.7
Other outstanding loans	956,736.8	989,091.6
Past-due loans	183,028.7	121,522.3

Total loans	7,876,291.1	8,784,090.4
Reserves for loan losses	(165,111.0)	(146,282.2)
Total loans, net	7,711,180.1	8,637,808.2

OTHER LOANS OPERATIONS:
Interbank loans	67,521.3	149,747.2
Investments purchased under agreements to resell	55,466.8	143,878.8

Total other loans operations	122,988.1	293,626.0

INVESTMENTS:
Government securities	1,428,879.1	1,084,737.0
Other financial investments	338,795.6	690,145.7
Investment collateral under agreements to repurchase	560,712.9	508,657.4
Deposits in the Central Bank of Chile	—	—
Assets for leasing	26,258.2	18,157.2
Assets received or awarded in lieu of payment	31,644.0	23,190.4
Other not financial investments	210.6	179.7

Total investments	2,386,500.4	2,325,067.4

OTHER ASSETS:	396,877.6	624,240.1

FIXED ASSETS:
Bank premises and equipment	213,348.3	233,170.9
Investments in other companies	4,617.0	4,390.7

Total fixed assets	217,965.3	237,561.6

TOTAL ASSETS	11,778,864.0	13,300,070.8

Banco Santander–Chile

CONSOLIDATED FINANCIAL STATEMENTS AT March 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY	2003 Ch$ (Millions)	2002 Ch$ (Millions)
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,231,318.6	951,659.0
Savings accounts and time deposits	4,210,270.4	5,386,664.7
Bankers drafts and other deposits	751,795.5	926,315.0
Investments sold under agreements to repurchase	408,425.5	564,757.0
Mortgage finance bonds	1,542,332.9	1,630,983.4
Contingent liabilities	679,020.0	692,620.0

Total deposits and other liabilities	8,823,162.9	10,152,999.1

BONDS:
Bonds	398,026.2	435,816.2
Subordinated bonds	452,618.4	450,316.7

Total bonds	850,644.6	886,132.9

BORROWINGS FROM BANCO CENTRAL DE CHILE
AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank credit lines for
renegotiations of loans	14,630.2	18,943.0
Other Central Bank borrowings	15,874.3	45,471.0
Borrowings from domestic financial institutions	37,718.5	236,899.5
Foreign borrowings	619,827.2	264,171.5
Other obligations	73,177.8	88,034.6

Total borrowings from financial institutions	761,228.0	653,519.6

OTHER LIABILITIES:	323,073.3	618,584.1

Total liabilities	10,758,108.8	12,311,235.7

VOLUNTARY PROVISIONS:	5,569.6	23,340.5

MINORITY INTEREST	837.2	653.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	956,344.0	896,436.3
Fluctuations of financial investments	17,507.5	7,667.5
Income for the period	40,496.9	60,737.8

Total shareholders’ equity, net	1,014,348.4	964,841.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,778,864.0	13,300,070.8

Banco Santander–Chile

BANCO SANTANDER – CHILE AND SUBISIDIARIES

CONSOLIDATED INCOME STATEMENT

For the periods between January 1, and March 31,

	2003	2002
	Ch$ (Millions)	Ch$ (Millions)
OPERATING INCOME
Interest income	218,283.4	217,435.6
Gain from trading and brokerage activities	30,174.3	31,328.2
Fees income	32,593.6	30,590.0
Gains from foreign exchange transactions	—	—
Other operating income	1,040.8	1,789.1

Total operating income	282,092.1	281,142.9

Less:
Interest expense	(89,710.0)	(93,909.4)
Losses from trading and brokerage activities	(21,946.9)	(12,211.9)
Fees expenses	(6,231.3)	(4,954.9)
Losses from foreign exchange transactions	(17,816.6)	(4,240.4)
Other operating expenses	(6,890.0)	(5,895.7)

Gross margin	139,497.3	159,930.6

Personnel salaries and expenses	(30,949.7)	(37,512.0)
Administrative expenses	(23,465.0)	(25,868.1)
Depreciation and amortization	(9,409.0)	(8,114.5)

Net margin	75,673.6	88,436.0

Reserve for loan losses	(37,571.0)	(26,493.0)
Recovery of loans previously written off	6,821.1	6,804.5

Operating income	44,923.7	68,747.5

OTHER INCOME AND EXPENSES:
Non-operating income	6,294.1	4,331.7
Non-operating expenses	(5,926.9)	(6,225.4)
Results from foreign branches	—	—
Income attributable to investments in other companies	136.1	43.2
Loss from price-level restatement	(3,042.6)	2,790.5

Income before income taxes	42,384.4	69,687.5
Income taxes	(8,297.2)	(8,181.7)

Net income after taxes	34,087.2	61,499.8
Minority interests	(47.0)	(46.0)

Net income before voluntary provisions	34,040.2	61,453.8
Voluntary provisions	6,456.7	(716.0)

NET INCOME	40,496.9	60,737.8

ROBERTO JARA CABELLO	FERNANDO CAÑAS BERKOWITZ
Accounting Manager	General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	May 1, 2003	By:	/s/ GONZALO ROMERO

			Name:	Gonzalo Romero
			Title:	General Counsel